Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: August 15, 2013

Office Depot, Inc. prepared and displayed a video to its employees explaining the ongoing proxy contest and the recommendations received from proxy advisory firms. The script of the video is attached.

13156 New Board Recommendation Keeps CEO Search On Track

NARRATOR VOICEOVER: A decision on activist investor, Starboard’s attempt to replace four current Office Depot Board members with its own nominees will be decided at Office Depot’s Annual Shareholder Meeting on August 21st. Leading up to that vote, large institutional investors look to proxy advisory firms, such as ISS & Glass Lewis for guidance.

Elisa Garcia, EVP & General Counsel

Well the proxy advisory firms have recommended three Starboard nominees be appointed to our Board because they believe that some fresh perspectives in the Board Room would be useful.

NARRATOR VOICEOVER: But that change would affect the CEO Selection Committee, comprised of Office Depot and OfficeMax Board members, by removing two Office Depot Directors.

Elisa: What our Board announced was if Marty Evans and Tom Colligan are re-elected, we would invite the three Starboard members that ISS and Glass Lewis designated to our Board.

NARRATOR VOICEOVER: This allows the Selection Committee to stay on track to name a new CEO for the joint company in September. It also gives large institutional investors a reason to vote for Office Depot’s slate of nominees using the White Card.

Elisa: I believe the investors that we’ve spoken to so far understand what we’re trying to do and they welcome it. They welcome that we’ve given them another opportunity to still get some fresh perspectives in the board room, but not disrupt the CEO selection process.

NARRATOR VOICEOVER: Because deciding on the new CEO is critical to the merger.

Elisa: Once a CEO is named, that person will be able to look at the information that both sides have gathered and be able to think more strategically for the company moving forward. And that’s something that’s very difficult for us to do now because we really can’t share confidential and critical information.

NARRATOR VOICEOVER: And begin setting a course for the new company—and leading it’s associates—regardless of who’s sitting on the Board.

Elisa: Well, I don’t know that it will affect our associates day to day. I think that our strategy is our strategy. So it will be business as usual for our associates, the Board Room may just become a little more interesting.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

In connection with the merger with OfficeMax, Office Depot has filed with the SEC a registration statement on Form S-4 (Registration No. 333-187807) that includes a Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a prospectus of Office Depot. The registration statement, as amended, was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496, or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563, or by calling 630-864-6800.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, and the outcome of the 2013 Annual Meeting. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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